Exhibit 99.89

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Webcast of R&D Update and Investor Event

Event Scheduled for 12:00 p.m. ET on April 10, 2018

Halifax, Nova Scotia; March 27, 2018 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, announced today that it will webcast its ‘R&D Update and Investor Event,’ which is being held on Tuesday, April 10, 2018 in New York.

The program will begin at 12:00 p.m. ET and will feature an overview of the Company’s novel approach to targeted T cell therapy. External key opinion leaders (KOLs) and Immunovaccine management will present perspectives on the Company’s proprietary immune-stimulating technology, its novel mechanism of action, and its clinical applications and potential benefits.

A live broadcast of the event will be available on the Investors section of the Immunovaccine website at http://ir.imvaccine.com. Please log on through Immunovaccine’s website approximately 10 minutes before the scheduled start time. A replay of the webcast will be archived on the Company’s website following the event.

If you are a member of the investment community and would like to attend the event, please send an email to tracy.sebastian@westwicke.com to receive additional information.

About Immunovaccine

Immunovaccine Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. Immunovaccine develops T cell-activating cancer immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology provides controlled and prolonged exposure to a broad range of immunogenic stimuli. Immunovaccine has advanced two T cell-activating therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing its lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of its platform, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing research projects in malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of them will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com